Mail Stop 3561

August 8, 2006

Mr. Paul Bailey
Chief Executive Officer & Chief Financial Officer
Aqua Dyne, Inc.
23011 Moulton Parkway A-10
Laguna Hills, California 92653

> **RE:** **Aqua Dyne, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 20, 2006**
> **Form 10-QSB for Quarterly Period Ended March 31, 2006**
> **File No. 000-32863**

Dear Mr. Bailey:

We have reviewed the responses in your letter dated July 31, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for Year Ended December 31, 2005

1. We note your response to comments 1, 3, 4, 5, 9 10 and 11 in our letter dated June 30, 2006 and your intent to file amendments to your filings on Form 10-KSB and Form 10-QSB upon completion of our review of your response letter. Please do so.

Exhibit 31

2. We note your response to comment 6 in our letter dated June 30, 2006 and the proposed revisions to the certifications to be included in amendments to Form 10-

KSB and Form 10-QSB. Please eliminate the reference to the title of the CEO and CFO in the introductory paragraph to conform to the format provided in Item 601(b)(31) of Regulation S-B.

Form 10-QSB for Quarterly Period Ended March 31, 2006

Consolidated Statements of Cash Flows, page 6

3. We note your response to comment 8 in our letter dated June 30, 2006. The effect of exchange rate changes on cash balances held in a foreign currency should be separately reported, and that amount should not include foreign currency translation adjustments of assets and liabilities. Please refer to paragraph 25 of SFAS 95. Please revise the statements of cash flows included in the filing and in Form 10-K for the year ended December 31, 2005 to eliminate foreign currency translation adjustments of balance sheet items from reported cash flows or tell us why the classification errors are not material and revisions are not necessary. In addition, please tell us what translation adjustments to equity represent given that equity accounts should be translated at historical rates. Further, please tell us the functional currency of Aqua Dyne Australia Pty Ltd.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to William Thompson, Assistant Chief Accountant, at (202) 551-3344. Any other questions may be directed to me at (202) 551-3849.

Sincerely,

James A. Allegretto
Sr. Asst. Chief Accountant